Exhibit 99.1
Baldwin Announces Results for First Quarter FY2012
Boca Raton, FL, — November 10, 2011 — Baldwin Technology Company, Inc. (NYSE Amex: BLD), a global leader in process automation technology for the printing industry, today reported its financial results for the Company’s first quarter ended September 30, 2011.
First Quarter Fiscal Year 2012 Financial Results
The Company reported first quarter net sales of $35.9 million from continuing operations, a decrease of $4.1 million, or 10%, from net sales of $40.0 million for the first quarter of the prior year. Currency translation had a $2.3 million favorable impact on sales in the quarter. Sales were negatively impacted by temporary delays in production and timing of certain deliveries.
Orders in the fiscal first quarter were approximately $36.8 million, a decrease of 5% compared to orders in the first quarter of fiscal year 2011. Currency translation had a $1.3 million favorable impact on orders in the quarter. Backlog as of September 30, 2011 was $36.2 million compared to $31.9 million a year earlier, an increase of 14%.
Gross margin in the first quarter of fiscal year 2012 decreased to 24.8% compared to 30.9% in the prior year primarily due to a realignment of certain global engineering and product management costs of approximately $1.3 million. Excluding the impact of the realignment of these costs, gross margin in the first quarter of fiscal year 2012 was 28.5%. Effective July 1, 2011, as a result of organizational changes that more closely align certain engineering functions with specific products and production, the Company started recording the related engineering and product management costs as cost of goods sold, whereas in prior periods these costs were properly recorded as operating expenses. Additionally, margins for the 2012 first fiscal quarter were negatively impacted by lower volume on fixed overhead. The negative impact on gross margin from the cost realignment and lower volume was partially offset by cost savings from the restructuring actions completed in the fiscal year 2011.
Operating expenses, as a percentage of sales was 29.1% in the first quarter of fiscal 2012 compared to 32.7% in the prior year quarter. Currency translation had a $0.5 million unfavorable impact. Operating expenses after adjusting for non-routine expenses as shown in the attached schedule, and the impact of the realignment of certain engineering and product management costs, was 32.8% of net sales in the first quarter of fiscal year 2012 compared to 30.1% in the same period of the prior year.
Net loss from continuing operations for the first quarter of fiscal year 2012 was $2.7 million or $0.17 per diluted share, compared to $1.0 million or $0.06 per diluted share for the comparable quarter in the prior year.
Adjusted EBITDA, which excludes non-routine expenses, as shown in the attached schedule, was a loss of $0.9 million for the fiscal first quarter of 2012 compared to EBITDA of $1.0 million for the same quarter of 2011.
Cash used in operations in the first quarter of fiscal year 2012 was $1.9 million compared to $4.0 million in the first quarter of the prior year. The Company had $1.1 million in cash restructuring payments in the first quarter of fiscal year 2012 compared to $0.2 million in the same quarter of 2011.
Please refer to the schedule following the reported GAAP results which shows a reconciliation of GAAP results to non-GAAP adjusted results, and the notes below explaining management’s reasons for providing certain non-GAAP financial measures.
Credit Facility Amendment
As previously reported, on October 13, 2011, the Company entered into an amendment to its credit agreement which extended the term of the loan to July 2, 2012 and established new covenant targets for the remainder of the term of the agreement. The Company is in full compliance with the credit agreement covenants, as amended.
Comments
President and CEO Mark T. Becker said, “Lower sales levels in our fiscal first quarter compared to the same quarter last year reflect both timing issues of orders received (which will now be recognized in the second quarter) and general economic weakness experienced in Japan as earthquake recovery continues, and in the U.S. and Europe during recent national budget and political turmoil. While our backlog of $36 million is up 14% from prior year and we expect positive revenue trends, we remain cautious as we watch customer economic confidence which drives the timing of their major capital project orders. Our focus remains on driving higher margin consumable sales and growing revenue from press retrofit projects.”
Vice President and CFO Ivan R. Habibe said, “We continue to be on track in the realization of our $5 million restructuring savings in fiscal year 2012 from programs announced and completed in 2011 with the related restructuring cash payments to be substantially completed by December 2011. The savings have been somewhat masked by the current volume shortfall but we are poised to show improvements in gross margins and lower operating costs.”
Non-GAAP Financial Measures
This release provides GAAP and non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statements of income, balance sheets, or statements of cash flows of the Company; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Pursuant to the requirements of Regulation G, the Company has provided reconciliations of each of the non-GAAP financial measures contained herein to the most directly comparable GAAP financial measures. These non-GAAP measures are provided because management of the Company uses these financials measures as an indicator of business performance in maintaining and evaluating the Company’s on-going financial results and trends. The Company believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of the Company’s ongoing operations and liquidity and when planning and forecasting future periods. These non-GAAP measures also facilitate management’s internal comparisons to the Company’s historical operating results and liquidity.
Conference Call and Webcast
The Company will host a conference call to discuss its financial results and business outlook today at 2 PM Eastern Time. Call in information is below:
Conference Call Access:
Domestic: (877) 272-4214
International: (706) 679-9611
Conference ID number: 25613598
Rebroadcast Access:
Domestic: (855) 859-2056
International: (404) 537-3406
An audio webcast of the call will be streamed live at the following link:
http://us.meeting-stream.com/baldwintechnologycompanyinc_111011 and an archived webcast of the conference call will be available for 90 days at the same link.
Leading the call will be Baldwin President and CEO Mark T. Becker and Vice President and CFO Ivan R. Habibe.
About Baldwin
Baldwin Technology Company, Inc. is a leading international supplier of process automation equipment and related consumables for the print media industry. Baldwin offers its customers a broad range of market-leading technologies, products and systems that enhance the quality of printed products and improve the economic and environmental efficiency of the printing process. Headquartered in Boca Raton, Florida, the Company has operations strategically located in the major print media markets and distributes its products via a global sales and service infrastructure. Baldwin’s technology and products include cleaning systems, fluid management and ink control systems, web press protection systems and drying and curing systems and related consumables. For more information, visit http://www.baldwintech.com. A profile of the Company for investors is available at www.hawkassociates.com/profile/bld.cfm.
Cautionary Statement
Certain statements contained in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding expected revenue, gross margins, operating income (loss), EBITDA, asset impairments, expectations concerning the reductions of costs, the level of customer demand and the ability of the Company to achieve its stated objectives. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to successfully refinance the amended Credit Agreement which matures on July 2, 2012, the severity and length of the current economic downturn, the impact of the economic downturn on the availability of credit for the Company and the Company’s customers, the ability of the Company to maintain ongoing compliance with the terms of its amended Credit Agreement, market acceptance of and demand for the Company’s products and resulting revenue, the ability of the Company to successfully expand into new territories, the ability of the Company to meet its stated financial and operational objectives, the Company’s dependence on its partners (both manufacturing and distribution), and other risks and uncertainties detailed in the Company’s periodic filings with the Securities and Exchange Commission. The words “looking forward,” “looking ahead, “ “believe(s),” “should,” “may,” “expect(s),” “anticipate(s),” “project(s),” “ likely,” “opportunity,” and similar expressions, among others, identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. The Company undertakes no obligation to update any forward-looking statements contained in this news release.
Contacts: Helen P. Oster, Tel: 203 402 1004, email: helen.oster@baldwintech.com

Baldwin Technology Company, Inc.
Condensed Consolidated Statements of Operations
(Unaudited, in thousands, except per share data)

	Quarter ended Sept. 30,
	2012	2011
Net sales	$35,856	$39,998
Cost of goods sold	26,964	27,649

Gross profit	8,892	12,349
Operating expenses	10,443	13,089

Loss from operations	(1,551)	(740)
Interest expense, net	1,226	540
Other expense, net	77	171

Loss from continuing operations before income taxes	(2,854)	(1,451)
Benefit for income taxes	(130)	(489)

Loss from continuing operations	$(2,724)	$(962)

Loss from discontinued operations	—	(111)

Net loss	$(2,724)	$(1,073)

Basic:
Loss per share from continuing operations	$(0.17)	(0.06)

Loss per share from discontinued operations	—	(0.01)

Loss per share	$(0.17)	(0.07)

Diluted:
Loss per share from continuing operations	$(0.17)	(0.06)

Loss per share from discontinued operations	—	(0.01)

Loss per share	$(0.17)	(0.07)

Weighted average shares outstanding — basic	15,703	15,568

Weighted average shares outstanding — diluted	15,703	15,568

Baldwin Technology Company, Inc.
Condensed Consolidated Balance Sheets
(Unaudited, in thousands)

	September 30,	June 30,
	2011	2011
	(unaudited)
Assets
Cash and equivalents	$14,148	$15,814
Trade receivables	25,279	30,579
Inventory	20,457	20,629
Prepaid expenses and other	5,493	7,195

Total current assets	$65,377	$74,217

Property, plant and equipment	3,887	4,308
Intangible assets	29,469	30,653
Other assets	9,904	9,944

Total assets	$108,637	$119,122

Liabilities
Loans payable	$3,894	$4,965
Current portion of long-term debt	16,468	696
Other current liabilities	35,650	41,959

Total current liabilities	56,012	47,620

Long-term debt	3,969	18,552
Other long-term liabilities	10,398	10,599

Total liabilities	$70,379	$76,771

Shareholders’ equity	38,258	42,351

Total liabilities and shareholders’ equity	$108,637	$119,122

Baldwin Technology Company, Inc.
Reconciliation of GAAP Results to Adjusted non-GAAP Results
And other non-GAAP financial measures
(Unaudited, in thousands)

	Quarter Ended	Quarter Ended
EBITDA and Adjusted EBITDA Calculation(1)	Sept. 30, 2011	Sept. 30, 2010
Net income (loss) from continuing operations	$(2,724)	$(962)
Add back:
Benefit for income taxes	(130)	(489)
Interest, net	1,226	540
Depreciation and amortization	704	612

EBITDA	$(924)	$(299)

Adjustments:
Restructuring charges	—	191
Termination of former President/CEO	—	878
Inventory Step-up	—	243

Adjusted EBITDA	$(924)	$1,013

Net Debt Calculation(1)	Sept 30, 2011	Jun 30, 2011
Loans payable	$3,894	$4,965
Current portion of long-term debt	16,468	696
Long-term debt	3,969	18,552

Total Debt	24,331	24,213
Cash	14,148	15,814

Net debt	$10,183	$8,399

(1)	EBITDA (earnings before interest, taxes, depreciation and amortization) and Adjusted EBITDA and Net Debt are not measures of performance under accounting principles generally accepted in the United States of America (“GAAP”) and should not be considered alternatives for, or in isolation from, the financial information prepared and presented in accordance with GAAP. Baldwin’s management believes that EBITDA, Adjusted EBITDA and Net Debt and the other non-GAAP measures listed above provide meaningful supplemental information regarding Baldwin’s current financial performance and prospects for the future. Baldwin believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Baldwin’s ongoing operations and liquidity, and when planning and forecasting future periods. These non-GAAP measures also facilitate management’s internal comparisons to Baldwin’s historical operating results and liquidity. Our presentations of these measures, however, may not be comparable to similarly titled measures used by other companies. Refer also to the section entitled “Non-GAAP Financial Measures” above.